===============================================================================


                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of            October                                     2005
                         ------------------------------------------   ---------
Commission File Number      0-29898
                         ------------------------------------------

                           Research In Motion Limited
-------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

              295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
-------------------------------------------------------------------------------
                    (Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

          Form 20-F                          Form 40-F       X
                     ------------                        ----------------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____________


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____________


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                              No          X
                 ------------------              ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________



===============================================================================

                   DOCUMENTS INCLUDED AS PART OF THIS REPORT


     Document
         1           Amended Report of Issuer Bid dated October 18, 2005.

                                                                      DOCUMENT 1

                                SECURITIES ACT

      AMENDED REPORT OF ISSUER BID (Subsection 189.1.3 of the Regulation)

1.       Name and Address of the offeree issuer:

         Research In Motion Limited
         295 Phillip Street
         Waterloo, Ontario
         N2L 3W8

2.       Name and address of the offeror:

         Research In Motion Limited
         295 Phillip Street
         Waterloo, Ontario
         N2L 3W8

3. What is the designation of the class(es) of securities that are subject to the bid?

         Common Shares

4.       What is the date of the bid?

         Commence on October 17, 2005 and end no later than October 16, 2006

5. What is the maximum number of securities sought by the offeror for each class of securities subject to the bid?

         Up to 9,500,000 Common Shares. No purchase of Common Shares by the Company will be made through the facilities of the Toronto Stock Exchange and all purchases will be made by the Company in accordance with the by-laws and rules of the NASDAQ National Market and United States federal securities laws.

6. What is the value, expressed in Canadian dollars, of the consideration offered per security for each class of securities subject to the bid?

         $76.93 (based on the closing market price of the Common Shares of the Company on October 17, 2005).

7.       What is the fee payable in respect of the bid?

         $850.00 as no shares are offered in Canada.

8.       The information in this report is true and complete


Date: October 18, 2005

                                                   By: /S/ ANGELO LOBERTO
                                                       --------------------
                                                       Angelo Loberto
                                                       Vice-President, Finance

                                  SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  RESEARCH IN MOTION LIMITED
                                                  --------------------------
                                                        (Registrant)

Date:  October 24, 2005                     By: /S/ ROB DUNCAN
       -------------------------                -------------------------------
                                                Name:  Rob Duncan
                                                Title: Vice President,
                                                       Corporate Controller